UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-09035

Pope Resources, A Delaware Limited Partnership
(Exact name of Issuer as specified in its charter)

19950 Seventh Avenue NE, Suite 200, Poulsbo, Washington 98370 (360) 697-6626
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)\

Depositary Receipts (Units)
(Title of each class of securities covered by this Form)

None
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)    ☒
Rule 12g-4(a)(2)    ☐
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☐
Rule 15d-22(b)        ☐

Approximate number of holders of record as of the certification or notice date: Two*

*
On May 8, 2020, (1) the general partners of Pope Resources, A Delaware Limited Partnership (“Pope”) merged with and into merger subsidiaries of Rayonier Inc. (“Rayonier”), with such merger subsidiaries surviving the mergers (and each subsequently merging with Rayonier, L.P., a Delaware limited partnership (“Rayonier Opco”)), and (2) a merger subsidiary of Rayonier Operating Company LLC, a Delaware limited liability company and subsidiary of Rayonier (“ROC”), merged with and into Pope, with Pope surviving such merger as a wholly owned subsidiary of ROC. As a result of these transactions, ROC became the sole limited partner of Pope and Rayonier Opco became the sole general partner of Pope.

Pursuant to the requirements of the Securities Exchange Act of 1934, Pope Resources, A Delaware Limited Partnership, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.
Date: May 18, 2020                 By: /s/ Mark R. Bridwell
Mark R. Bridwell
Vice President and Corporate Secretary